                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549


                                   FORM 11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


FOR THE TRANSITION PERIOD FROM                 TO
                               ---------------    ---------------
COMMISSION FILE NUMBER 000-22026



                                 Rent-Way, Inc.
                         401(k) Retirement Savings Plan
                                (Title of Plan)



                                 Rent-Way, Inc.
            (Name of Issuer of securities held pursuant to the Plan)



                  One Rent-Way Place Erie, Pennsylvania 16505
         (Address of Plan and of principal executive office of Issuer)

RENT-WAY, INC.

401(k) RETIREMENT SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


                                                                                                            Page
                                                                                                            ----
Report of Independent Accountants                                                                            1

Financial Statements:

    Statement of Net Assets Available for Benefits at December 31, 1999 and 1998                             2

    Statement of Changes in Net Assets Available for Benefits for the
      year ended December 31, 1999                                                                           3

    Notes to Financial Statements                                                                          4 - 8


Supplemental Schedules:

    Schedule of Assets Held for Investment Purposes at End of Year                                           9

    Schedule of Reportable Transactions                                                                     10

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Employee Benefits Committee,
Participants and Administrator of
Rent-Way, Inc. 401(k) Retirement Savings Plan


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Rent-Way, Inc. 401(k) Retirement Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions as of and for the year ended December 31, 1999, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                        /s/ PricewaterhouseCoopers LLP


June 20, 2000

RENT-WAY, INC.

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                    1999                 1998
Investments:
   Investments, at fair value (Note 3)           $11,038,082          $7,231,798
   Cash equivalents                                  399,760             287,234
   Employer contributions receivable                  58,639              63,791
   Participant contributions receivable              151,106             159,469
   Participant notes receivable                      347,512             236,247
                                                 -----------          ----------
       Total assets                               11,995,099           7,978,539
                                                 -----------          ----------
Net assets available for benefits                $11,995,099          $7,978,539
                                                 ===========          ==========









The accompanying notes are an integral part of these financial statements.

RENT-WAY, INC.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------


                                                                                    1999
Net appreciation in fair market value of assets (Note 3)                         $ 1,631,855
Dividends                                                                            585,452
                                                                                 -----------
                                                                                   2,217,307

Contributions:
   Participant                                                                     2,407,117
   Employer                                                                          466,318
                                                                                 -----------
                                                                                   2,873,435
                                                                                 -----------
       Total additions                                                             5,090,742

Deductions:
   Withdrawals                                                                     1,074,182
                                                                                 -----------
       Total deductions                                                            1,074,182
                                                                                 -----------

Net increase                                                                       4,016,560
Beginning net assets                                                               7,978,539
                                                                                 -----------
Ending net assets                                                                $11,995,099
                                                                                 ===========









The accompanying notes are an integral part of these financial statements.

RENT-WAY, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

1.     DESCRIPTION OF PLAN

       The following description of the Rent-Way, Inc. 401(k) Retirement Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       GENERAL
       The Plan is a defined contribution plan covering all employees of Rent-Way, Inc. (the "Company") who are age eighteen or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       CONTRIBUTIONS
       Each year, participants may contribute up to fifteen percent of pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company makes a matching contribution equal to a specified percentage of the participant's contribution (up to a maximum of six percent of a participant's total compensation). Additional amounts may be contributed at the Company's discretion. All employer contributions are invested in the Company's common stock, with the exception that, to avoid the retention of idle funds, such contributions may be invested in cash equivalent securities for periods generally not exceeding thirty days.

       PARTICIPANT ACCOUNTS
       Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and, (b) Plan earnings. Allocations are based on participant earnings, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       VESTING
       Participants are immediately vested in their contributions plus actual earnings thereon. The Company's matching contributions plus actual earnings thereon vest based on years of continuous service, as defined in the Plan agreement. A participant's employer contributions vest in twenty percent increments per year and are fully vested after five years of credited service.

       CASH EQUIVALENTS
       Cash equivalents consist of short-term highly liquid investments, with a three-month or less maturity which are readily convertible into cash.

       INVESTMENT OPTIONS
       Upon enrollment in the Plan, a participant may direct employee contributions in five percent increments in any of the following investment options:

       o Putnam Money Market Fund - Putnam Money Market Fund seeks as high a rate of current income as Putnam Investment Management, Inc. believes is consistent with preservation of capital and maintenance of liquidity. It is designed for investors seeking current income with stability of principal.

RENT-WAY, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

       o The George Putnam Fund of Boston - The George Putnam Fund of Boston seeks to provide a balanced investment composed of a well-diversified portfolio of stocks and bonds, which will produce both capital growth and current income.

       o Putnam Convertible Income-Growth Trust Fund - Putnam Convertible Income-Growth Trust seeks, with equal emphasis, current income and capital appreciation. Its secondary objective is conservation of capital. A particular security selected for the fund's portfolio need not reflect all aspects of the fund's investment objectives.

       o The Putnam Fund for Growth and Income - The Putnam Fund for Growth and Income seeks capital growth and current income. The fund is designed for investors seeking a diversified portfolio offering the opportunity for capital growth while also providing current income.

       o Putnam New Opportunities Fund - Putnam New Opportunities Fund seeks long-term capital appreciation. Current income is only an incidental consideration.

       o Putnam Voyager II Fund - Putnam Voyager II Fund seeks long-term growth of capital. The fund is designed for investors willing to assume above-average risk in return for above-average capital growth potential.

       o Putnam International Growth Fund - Putnam International Growth Fund seeks capital appreciation. The fund is designed for investors seeking capital appreciation primarily through a diversified portfolio of equity securities of companies located in a country other than the United States.

       o Putnam High Yield Trust Fund - Putnam High Yield Trust is registered under the Investment company Act of 1940, as amended, as a diversified, open-end management investment company. The fund seeks high current income by investing primarily in high-yielding, lower-rated fixed-income securities constituting a portfolio that Putnam Investment Management, Inc. believes does not involve undue risk to income or principal.

       o Rent-Way Stock Fund - Rent-Way Stock Fund is comprised exclusively of Common Shares, without par value of the Company ("Common Shares"). Each participant electing to purchase Common Shares through the Stock Fund is permitted to vote such Common Shares in the same manner as any other shareholder and is furnished proxy materials to such effect. If a participant does not vote their proxy, the trustee votes the proxy for the participant's Common Shares. Common Share purchases under the account are generally purchased on the open market for cash. The price of Common Shares purchased on the open market is priced for each participant's account at an average purchase price of all shares purchased, plus brokerage fees, taxes, commissions and expenses incident to the purchase. No more than 50% of a participant's contributions may be invested in the Rent-Way Stock Fund.

RENT-WAY, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

       PARTICIPANT LOANS
       Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms shall not exceed 5 years except in the case of a loan for the purpose of acquiring any house, apartment, condominium, or in certain circumstances a mobile home. The loans are collateralized by the balance in the participant's account and bear interest at a rate of one percent above prime. Principal and interest are paid at least quarterly.

       PAYMENT OF BENEFITS
       On termination of service due to death, disability or retirement, a participant or beneficiary receives a lump-sum amount equal to the value of the participant's vested interest in his or her accounts. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

       FORFEITED ACCOUNTS
       At December 31, 1999 and 1998, forfeited nonvested accounts totaled $25,500 and $179,646, respectively. These accounts will be used to fund administrative expenses and to reduce future employer contributions. In 1999, employer contributions were reduced by $216,509 from forfeited accounts.

       PLAN TERMINATION
       Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become fully vested in all contributions and related earnings in their accounts.


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING
       The financial statements of the Plan are prepared under the accrual basis of accounting.

       USE OF ESTIMATES
       The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

       RISKS AND UNCERTAINTIES
       The Plan provides for various investment options in any combination of stocks and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the

RENT-WAY, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

       amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

       INVESTMENT VALUATION AND INCOME RECOGNITION
       The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at the last sales price of the last business day of the year. Participant notes receivable are valued at cost which approximates fair value.

       Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       The Plan presents in the statement of changes in net assets available for plan benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

       PAYMENT OF BENEFITS
       Benefits are recorded when paid.


3.     INVESTMENTS

       The following presents investments that represent five percent or more of the Plan's net assets.

                                                                DECEMBER 31,
                                                          1999                1998
        The George Putnam Fund of Boston               $  621,229          $  610,167
        The Putnam Fund for Growth and Income             918,125             641,386
        Putnam Voyager II Fund                          4,067,733           2,274,821
        Putnam New Opportunities Fund                   1,780,056             731,940
        Putnam International Growth Fund                  819,888                  --
        * Rent-Way Stock Fund                           2,453,841           2,369,864


        *  Participant and nonparticipant-directed

RENT-WAY, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

       During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,631,855 as follows:

       Mutual funds                                                $2,276,310
       Common stock                                                  (644,455)
                                                                   ----------
                 Total appreciation                                $1,631,855
                                                                   ==========

       During 1999 the Company made $688,221 of non-participant-directed contributions into the Rent-Way Stock Fund.


4.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

       There were no differences between net assets available for benefits at December 31, 1999 and 1998 or between changes in net assets available for benefits for the year ended December 31, 1999 per the financial statements and the respective Form 5500's. In addition, investments at fair value per the financial statements and Form 5500 agree in total.


5.     TAX STATUS

       The Internal Revenue Service has determined and informed the Employer by a letter dated January 27, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC").


6.     SUBSEQUENT EVENT

       On January 1, 2000, the Second Amendment to the Plan, dated December 14, 1999, became effective. Pursuant to this amendment, HomeChoice 401(k) and Profit Sharing Plan (the "HomeChoice Plan") was merged into the Plan. Effective January 1, 2000, any employee who was or would have been an eligible employee under the HomeChoice Plan as in effect on December 31, 1999 is an eligible employee under the Plan.

RENT-WAY, INC.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 1999
--------------------------------------------------------------------------------


  (a)             (b)                               (c)                              (d)             (e)
                                         DESCRIPTION OF INVESTMENT
          IDENTITY OF ISSUE,              INCLUDING MATURITY DATE,
          BORROWER, LESSOR OR          RATE OF INTEREST, COLLATERAL,                                  CURRENT
             SIMILAR PARTY                 PAR, OR MATURITY VALUE                      COST            VALUE
          Putnam Investments      Putnam Money Market Fund                          $  399,760      $  399,760
                                  The George Putnam Fund of Boston                     703,045         621,229
                                  Putnam Convertible Income-Growth Trust Fund          273,837         260,286
                                  The Putnam Fund for Growth and Income              1,004,899         918,125
                                  Putnam New Opportunities Fund                      1,129,875       1,780,056
                                  Putnam Voyager II Fund                             2,257,893       4,067,733
                                  Putnam International Growth Fund                     532,187         819,888
                                  Putnam High Yield Trust Fund                         127,647         116,924
   *                              Loan Fund                                                N/A         347,512
   *                              Rent-Way Stock Fund                                2,332,766       2,453,841


       These investment options are interests in registered investment companies therefore the securities do not have maturity dates, rates of interest, collateral, par or maturity values.

       The Rent-Way Stock Fund includes sponsoring company common stock therefore maturity dates, rates of interest, collateral, par or maturity values are not applicable.

  *    Party-in-interest

RENT-WAY, INC.

SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------


          (a)                                  (b)                                  (c)                 (d)             (e)



                                                                                  PURCHASE            SELLING          LEASE
IDENTITY OF PARTY INVOLVED              DESCRIPTION OF ASSET                       PRICE               PRICE           RENTAL
Individual Purchase Transactions
--------------------------------
None

Series of Purchase/Sale Transactions
------------------------------------
Putnam Investments                      The Putnam Fund for Growth and Income    $  450,285                 N/A          N/A
                                        Putnam Voyager II Fund                      504,828                 N/A          N/A
                                        Putnam Voyager II Fund                          N/A             507,101          N/A
                                        Putnam New Opportunities Fund               562,214                 N/A          N/A
                                        Rent-Way Stock Fund                       1,529,842                 N/A          N/A
                                        Rent-Way Stock Fund                             N/A          $1,283,357          N/A


          (a)                                  (b)                                  (f)         (g)           (h)           (i)
                                                                                                            CURRENT
                                                                                  EXPENSE                   VALUE OF
                                                                                 INCURRED                   ASSET ON
                                                                                   WITH        COST OF     TRANSACTION    NET GAIN
IDENTITY OF PARTY INVOLVED              DESCRIPTION OF ASSET                    TRANSACTIONS    ASSET         DATE        OR (LOSS)
Individual Purchase Transactions
--------------------------------
None

Series of Purchase/Sale Transactions
------------------------------------
Putnam Investments                      The Putnam Fund for Growth and Income      $ --      $  450,285     $  450,285    $     --
                                        Putnam Voyager II Fund                       --         504,828        504,828          --
                                        Putnam Voyager II Fund                       --         291,229        507,101     215,872
                                        Putnam New Opportunities Fund                --         562,214        562,214          --
                                        Rent-Way Stock Fund                          --       1,529,842      1,529,842          --
                                        Rent-Way Stock Fund                          --       1,195,093      1,283,714      88,264

RENT-WAY INC. 401(k) RETIREMENT SAVINGS PLAN

Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




Date: June 28, 2000                      RENT-WAY, INC. 401(k) RETIREMENT
                                                    SAVINGS PLAN

                                         By: /s/ Jeffrey A. Conway
                                            -------------------------------
                                                 Jeffrey A. Conway, Trustee

                               INDEX TO EXHIBITS

Exhibit No.              Name
-----------              ----
    23                   Consent of PricewaterhouseCoopers LLP